EXHIBIT 99.1

Stantec selected by U.S. Navy’s Naval Facilities Engineering Systems Command Southwest for critical IDIQ contract

Firm to support NAVFAC with focus on encroachment management implementation and mission readiness

EDMONTON, Alberta and NEW YORK, Sept. 28, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by Naval Facilities Engineering Systems Command (NAVFAC) Southwest to lead multidiscipline architect-engineer and consulting services as part of a five-year, US$30 million indefinite delivery/indefinite quantity (IDIQ) single award task order contract.

The IDIQ contract awarded to Stantec Government Services focuses on encroachment management implementation and mission readiness, sustainment, and compatibility services for NAVFAC, mostly at Navy and Marine Corps facilities in Southern California. Through this contract, Stantec may support additional NAVFAC areas of responsibility. Encroachment, as defined by NAVFAC, is primarily any non-Navy action planned or executed that inhibits, curtails, or possesses the potential to impede the performance of Navy activities.

This award follows a similar five-year IDIQ under which Stantec (formerly Cardno Government Services) helped develop the Navy’s enterprise decision-support system for encroachment management. This system supports Navy and Marine Corps installations in achieving wide-ranging mission sustainment objectives.

“We’re honored to continue working with the U.S. Navy and NAVFAC on these critical encroachment and mission readiness projects,” said Bill Halperin, president for Stantec Government Services. “This contract will support the U.S. Navy’s mission and ensure resiliency through providing innovative solutions to encroachment challenges.”

Comprehensive service delivery
Through the new contract, Stantec will continue to assist NAVFAC with the following:

  Land use planning
  Encroachment action plans and strategies to minimize or avoid the effects of encroachment on mission sustainment
  Geospatial analysis
  Compatible use plans for Navy and Marine Corps air installations and training ranges
  Strategic engagement and communications plans and public outreach materials
  Custom web-based encroachment management, decision-making, impact assessment, and reporting tools

Stantec will also conduct a variety of special studies for NAVFAC under this contract. These can include renewable energy studies, economic impact modeling, National Environmental Policy Act documentation, traffic studies, visual impact assessments, flight hazard analyses, unmanned aerial system flights for data acquisition, environmental and real estate surveys, and after-action training assessments.

Expanded expertise for multiple levels of government
The contract highlights the value created by Stantec’s acquisition of Cardno late last year. Cardno has enhanced Stantec’s presence and growth prospects in local and federal government programs, infrastructure services, and environmental services, among other areas.

The encroachment management IDIQ adds to Stantec’s portfolio of work with the U.S. Navy and NAVFAC. In recent years, Stantec encroachment management staff supported the creation of a project management and GIS web-based application called the Mission Compatibility Analysis Tool, which enables efficient evaluation, documentation, and communication of potential developments that may encroach upon military missions.

To learn more about Stantec’s U.S. Federal Government program, click here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@stantec.com	jess.nieukerk@stantec.com

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